EXHIBIT 99.1

Re:   Appointment of Two New Directors

Ramat Gan, Israel – June 18, 2018 – Internet Gold – Golden Lines Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: IGLD).

Following the Company’s earlier reports, the Company reports that the special appointed managers of the Company’s controlling shareholder, Eurocom Communications Ltd. (“Eurocom”), have accepted the recommendation of the Company’s Board of Directors for the immediate appointment of two new directors to the Company’s Board of Directors, Messrs. Gilad Sher and Yahel Shachar.

The appointment was made in lieu of the services of Mr. Felix Cohen and Mr. Yossef Elovitch, who notified the Company, on their own initiative, of the termination of their terms of service immediately upon the appointment of the new directors.

The Company’s Board of Directors held a discussion on the experience, the qualifications and the signed declarations of the two new appointees, and resolved that the appointments were in the best interest of the Company. Eurocom’s special managers made it clear that the appointment of such directors does not detract from Eurocom’s request for the appointment of five directors, as detailed in the Company’s earlier report. This request will be discussed during the coming period.

The Company’s Compensation Committee and the Board of Directors approved that Mr. Gilad Sher and Mr. Yahel Shachar, with their appointment as directors shall be entitled, for their services as directors, to a compensation amounting to the “Fixed Amount” according to the Companies Regulations (Rules regarding Compensation and Expenses of an External Director), 5760-2000, and the Companies Regulations (Exemptions Regarding Companies Traded on Foreign Stock Exchanges), 5760-2000.

As new directors, the two appointees will also be entitled to be included in the professional liability insurance policy for the Company’s directors and officers, and to receive the Company’s current indemnification and exculpation letter given to all current directors and officers. The compensation approval is in accordance with the Israeli Companies Regulations (Relief in Transactions with Interested Parties), 5760-2000.

Summary of the reasoning of the Compensation Committee and the Board of Directors:

(a) The compensation is identical to the compensation paid to the other Company’s directors, including the external directors, and does not exceed the maximum amount prescribed in the Compensation Regulations; (b) the terms of the compensation are consistent with the provisions of the Company’s compensation policy, as approved by the Company’s shareholders; (c) the compensation is fair and reasonable considering the effort required by a director fulfilling his duties, and in light of the extent of his involvement in the Company and the responsibility involved in this position in a corporation of such size as the Company; (d) and the grant of indemnification to directors and officers alongside directors ‘and officers’ liability insurance is the acceptable norm of public companies and is intended to enable directors and officers to act effectively, subject to the limitations of the law.

As required by the Israeli Companies Law, the new appointees have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as directors of the Company.

Ami Barlev, Chairman of the Company, said:

“The Company thanks Messrs. Yossef Elovitch and Felix Cohen for their service and for their significant contribution to the Company for many years, welcomes the newly appointed directors and wishes them success in fulfilling their duties. The Company’s Board believes that the appointments reflect a proper balance of the Company’s Board composition in light of the corporate governance requirements as well as maintaining the necessary levels of expertise and independence of the members, all in the best interests of all of the Company’s shareholders and its debenture holders.”

Brief biographies of the new appointees will be filed under Form 6-K in the future when available.

Forward-Looking Statements

This Report may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet Gold – Golden Lines Ltd.’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.